Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

November 27, 2018

Highlights of the tax ruling (the “Ruling”) with respect to taxation of shares, options and restricted share units (“RSUs”) awarded to the Company’s employees after January 1, 2003 under the provisions of Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”)

1.	With respect to shares held by the Trustee:

1.1.

Cash Consideration – Following the closing of the transaction (the “Closing”), tax shall be withheld with respect to the ordinary income component attributable to each grant and capital gains tax with respect to the remainder of the cash consideration (if any).

1.2.

Stock Merger Consideration – Tax shall be withheld at the ‘expiration of the period’ under Section 102 of the Ordinance (i.e., the earlier of the sale of the shares or their removal from the Section 102 trust).

2.	With respect to vested options as of the date of the Closing – Vested options will be subject to similar tax treatment as applies to shares held by the Trustee (as detailed above).

3.

Unvested options and unvested RSUs that are assumed by KLA-Tencor Corporation “KLA-Tencor”) as of the date of the Closing (by way of issuance of options and RSUs by KLA-Tencor) – The assumption of unvested options and RSUs by KLA-Tencor shall not be considered a taxable event or a new issuance and the 24-month holding period required under Section 102 of the Ordinance shall not be re-calculated. The tax event shall occur at the expiration of the period (as defined above).

4.

The application of the provisions of the Ruling with respect to each employee is subject to the employee’s consent. The employee must actively confirm that he/she has understood the Ruling and that he/she shall act pursuant thereto and shall not seek to modify it and/or replace it with another ruling.

The provisions of the Ruling shall not apply to an employee who does not consent to the Ruling. Any employee who does not consent to the ruling shall be deemed to have waived his or her rights under Section 102 of the Ordinance with respect to the shares, options and RSUs held by such employee as of the closing, in which case tax shall be withheld in accordance with law.

Legal Disclaimer

This document shall not be considered as tax advice; if employees want tax advice, they should consult their own tax advisors.

This document constitutes only a general summary of the Ruling and is qualified in all respects by the terms of the Ruling and any interpretation thereof by the applicable authorities, as well as the Report on Form 6-K filed by Orbotech Ltd. (“Orbotech”) with the Securities and Exchange Commission (the “SEC”) on October 10, 2018 (the “Form 6-K”). We recommend review of the Ruling and the Form 6-K in its entirety.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the SEC, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2018. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the SEC, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017 and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This document is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This document is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).